SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Index

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Parent Company Information - Capital

Number of Shares (units)	Current Quarter 09/30/2011
Paid up Capital	
Common	2,217,374,279
Preferred	-
Total	**2,217,374,279**
Treasury Stock	-
Common	795,889
Preferred	-
Total	**795,889**

Parent Company Balance Sheet - Assets
(in thousands of Reais)

Account Code	Account Description	09/30/2011	12/31/2010
1	Total Assets	11,250,459	10,857,138
1.01	Current Assets	44,184	516,815
1.01.01	Cash and Cash Equivalents	40,395	6,016
1.01.02	Receivables	-	9
1.01.02.01	Trade Accounts Receivable	-	9
1.01.02.01.01	Trade Accounts Receivable	-	9
1.01.06	Taxes and Contributions Recoverable	404	381
1.01.06.01	Current Taxes and Contributions Recoverable	404	381
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	2	1
1.01.06.01.02	Direct Taxes and Contributions Recoverable	402	380
1.01.08	Other Current Assets	3,385	510,409
1.01.08.03	Other Assets	3,385	510,409
1.01.08.03.01	Dividends and interests on own capital receivable	-	509,235
1.01.08.03.03	Other Assets	3,385	1,174
1.02	Non-Current Assets	11,206,275	10,340,323
1.02.01	Long-Term Assets	32,325	29,529
1.02.01.01	Sundry Receivables	55	416
1.02.01.01.02	Available for Sale	55	416
1.02.01.09	Other Non-Current Assets	32,270	29,113
1.02.01.09.03	Taxes and Contributions Recoverable	8,544	8,372
1.02.01.09.04	Escrow Deposits	23,726	20,741
1.02.02	Investments	11,016,394	10,153,238
1.02.02.01	Investments on Subsidiaries	11,016,394	10,153,238
1.02.02.01.02	Subsidiaries	11,016,394	10,153,238
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Parent Company Balance Sheet - Liabilities and shareholders' equity
(in thousands of Reais)

Account Code	Account Description	09/30/2011	12/31/2010
2	Total Liabilities	11,250,459	10,857,138
2.01	Current Liabilities	29,527	515,011
2.01.01	Social and Labor Obligations	51	102
2.01.01.02	Labor Obligations	51	102
2.01.02	Suppliers - Trade Payable	2,081	1,296
2.01.02.01	Domestic Suppliers	2,081	1,296
2.01.03	Taxes, rates and contributions	46	164
2.01.03.01	Federal Obligations	15	150
2.01.03.01.02	Fiscal Taxes	15	150
2.01.03.03	Other taxes	31	14
2.01.03.03.01	ISS payable	31	14
2.01.05	Other Obligations	27,349	513,449
2.01.05.02	Others	27,349	513,449
2.01.05.02.02	Dividends payable	25,422	511,738
2.01.05.02.04	Other Current Liabilities	1,927	1,711
2.02	Non-Current Liabilities	38,834	36,124
2.02.02	Long-Term Liabilities	29,865	26,847
2.02.02.02	Others	29,865	26,847
2.02.02.02.03	Other Liabilities	29,865	26,847
2.02.04	Provisions	8,969	9,277
2.02.04.01	Tax, Labor and Civil Provisions	8,969	9,277
2.02.04.01.02	Civil and Labor Provisions	3,902	4,021
2.02.04.01.03	Employee Post Retirement Benefits	5,067	5,256
2.03	Shareholders' Equity	11,182,098	10,306,003
2.03.01	Paid up Capital	8,164,665	8,149,096
2.03.02	Capital Reserves	380,560	396,129
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.02	Special goodwill reserve	-	15,569
2.03.04	Revenue Reserves	1,757,409	1,760,778
2.03.04.01	Legal Reserve	226,848	226,848
2.03.04.09	Treasury Stock	(3,369)	-
2.03.04.10	Reserve for expansion	1,533,930	1,533,930
2.03.05	Income/Losses Accumulated	879,464	-

Parent Company - Statements of Income
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 07/01/2011 to 09/30/2011	Year-to-Date -current year 01/01/2011 to 09/30/2011	Amount for Prior Year Quarter 07/01/2009 to 09/30/2009	Year-to-date - prior year 01/01/2010 to 09/30/2010
3.04	Operating Revenues (Expenses)	315,027	877,044	146,115	330,996
3.04.02	General and Administrative	(1,693)	(6,160)	(1,527)	(3,929)
3.04.05	Other Operating Expenses	(3)	(1,030)	(43)	(26)
3.04.06	Equity Pick Up	316,723	884,234	147,685	334,951
3.05	Operating Income (Loss)	315,027	877,044	146,115	330,996
3.06	Financial	1,404	2,420	408	1,723
3.06.01	Financial Revenues	1,443	2,649	435	1,888
3.06.02	Financial Expenses	(39)	(229)	(27)	(165)
3.07	Income (Loss) Before Taxes /Profit Sharing	316,431	879,464	146,523	332,719
3.09	Profit (Loss) for the Period	316,431	879,464	146,523	332,719
3.11	Profit (Loss) for the Period	316,431	879,464	146,523	332,719
3.99	Earnings per share (R$/share)				
3.99.01	Earnings per share				
3.99.01.01	Common shares	0.14276	0.39677	0.05918	0.13439
3.99.01.02	Preferred shares	0.00000	0.00000	0.05918	0.13439

Parent Company - Comprehensive Income Statement
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 07/01/2011 to 09/30/2011	Year-to-Date -current year 01/01/2011 to 09/30/2011	Amount for Prior Year Quarter 07/01/2009 to 09/30/2009	Year-to-date - prior year 01/01/2010 to 09/30/2010
4.01	Profit (Loss) for the Period	316,431	879,464	146,523	332,719
4.03	Comprehensive Income for the Period	316,431	879,464	146,523	332,719

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 09/30/2011	Year-to-Date - current year 01/01/2010 to 09/30/2010
6.01	Net cash and cash equivalents generated (used) by operating activities	501,015	172,767
6.01.01	Cash and cash equivalents generated by operating activities	(6,937)	(3,801)
6.01.01.01	Earning before income tax (EBIT)	879,464	332,719
6.01.01.03	Equity in results of investments	(884,234)	(334,951)
6.01.01.05	Actuarial obligation	(189)	(189)
6.01.01.07	Monetary fluctuation on escrow deposits and contingencies	(97)	(51)
6.01.01.09	Interest on marketable securities	(1,915)	(1,336)
6.01.01.11	Provision for contingencies	(278)	7
6.01.01.12	Others	312	-
6.01.02	Variations in assets and liabilities	507,952	176,568
6.01.02.02	Taxes and contributions recoverable	(194)	(287)
6.01.02.05	Escrow Deposits	-	-
6.01.02.06	Other current and non-current assets	(2,212)	(321)
6.01.02.07	Labor obligations	(51)	23
6.01.02.08	Suppliers	785	(4,707)
6.01.02.09	Taxes fees and contributions payable	(118)	152
6.01.02.10	Dividends received	509,235	190,000
6.01.02.11	Escrow Deposits	(2,728)	(8,292)
6.01.02.12	Other current and non-current liabilities	3,235	-
6.02	Net cash and cash equivalents generated (used) by investment activities	2,284	1,214
6.02.01	Marketable securities	2,284	1,214
6.03	Net cash and cash equivalents generated (used) by financing activities	(468,920)	(201,148)
6.03.01	Treasury Stock	(3,369)	-
6.03.02	Dividends paid	(465,551)	(201,148)
6.05	Increase (decrease) on cash and cash equivalents	34,379	(27,167)

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 09/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHARE-HOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,760,778	-	-	10,306,003
5.03	Prior year adjusted	8,149,096	396,129	1,760,778	-	-	10,306,003
5.04	Shareholder´s Transactions	15,569	(18,938)	-	-	-	(3,369)
5.04.01	Capital increase (decrease)	15,569	(15,569)	-	-	-	-
5.04.04	Treasury Stock acquired	-	(3,369)	-	-	-	(3,369)
5.05	Profit (Loss) for the Period	-	-	-	879,464	-	879,464
5.05.01	Profit (Loss) for the Period	-	-	-	879,464	-	879,464
5.07	Ending balance	8,164,665	377,191	1,760,778	879,464	-	11,182,098

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 a 09/30/2010
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHARE-HOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	158,049	(125,914)	-	8,577,360
5.03	Prior year adjusted	8,149,096	396,129	158,049	(125,914)	-	8,577,360
5.04	Shareholder´s Transactions	-	-	8,345	-	-	8,345
5.04.08	Prescribed dividends	-	-	8,345	-	-	8,345
5.05	Profit (Loss) for the Period	-	-	-	332,719	-	332,719
5.07	Ending balance	8,149,096	396,129	166,394	206,805	-	8,918,424

Parent Company - Statement of Added Value
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 09/30/2011	Year-to-date - prior year 01/01/2010 to 09/30/2010
7.02	Raw Material Acquired from Third Parties	(6,110)	(2,102)
7.02.02	Material, Energy, Services and Others	(6,110)	(2,102)
7.03	Gross Added Value	(6,110)	(2,102)
7.05	Net Added Value Produced	(6,110)	(2,102)
7.06	Added Value Received from Transfers	886,882	336,839
7.06.01	Equity Pick Up	884,234	334,951
7.06.02	Financial Revenues	2,648	1,888
7.07	Total Added Value to Share	880,772	334,737
7.08	Sharing Added Value	880,772	334,737
7.08.01	Labor	491	1,015
7.08.01.01	Cost of Working	1,157	982
7.08.01.02	Benefits	9	7
7.08.01.04	Others	(675)	26
7.08.02	Taxes, Fees and Contributions	498	776
7.08.02.01	Federal	486	765
7.08.02.02	State	12	11
7.08.03	Earnings - Borrowed Capital	319	227
7.08.03.01	Interest	223	131
7.08.03.02	Rentals	96	96
7.08.04	Earnings - Owned Capital	879,464	332,719
7.08.04.03	Retained Earnings (Losses)	879,464	332,719

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

Account Code	Account Description	09/30/2011	12/31/2010
1	Total Assets	20,097,289	19,370,852
1.01	Current Assets	7,071,209	6,425,920
1.01.01	Cash and Cash Equivalents	2,129,869	2,376,232
1.01.02	Receivables	42	18,177
1.01.02.01	Trade Accounts Receivable	42	18,177
1.01.02.01.01	Trade Accounts Receivable	42	18,177
1.01.03	Accounts Receivable	3,152,122	2,748,411
1.01.03.01	Clients	3,152,122	2,748,411
1.01.04	Inventories	353,191	228,654
1.01.06	Taxes and Contributions Recoverable	1,102,559	855,965
1.01.06.01	Current Taxes and Contributions Recoverable	1,102,559	855,965
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	592,047	494,036
1.01.06.01.02	Direct Taxes and Contributions Recoverable	510,512	361,929
1.01.07	Prepaid Expenses	236,674	93,768
1.01.08	Other Current Assets	96,752	104,713
1.01.08.03	Others	96,752	104,713
1.01.08.03.01	Operations with derivatives	7,656	6,122
1.01.08.03.02	Other assets	89,096	98,591
1.02	Non-Current Assets	13,026,080	12,944,932
1.02.01	Long-Term Assets	2,716,863	2,545,361
1.02.01.01	Sundry Receivables	19,397	13,692
1.02.01.01.01	Available for Sale	19,397	13,692
1.02.01.03	Accounts Receivable	54,700	36,812
1.02.01.03.01	Clients	54,700	36,812
1.02.01.06	Deferred Taxes	1,549,052	1,732,732
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,549,052	1,732,732
1.02.01.07	Prepaid Expenses	92,912	14,620
1.02.01.09	Other Non-Current Assets	1,000,802	747,505
1.02.01.09.03	Operations with derivatives	49,950	16,746
1.02.01.09.04	Other Non-Current Assets	13,772	17,763
1.02.01.09.05	Escrow Deposits	569,467	385,519
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	311,778	188,111
1.02.01.09.07	Direct Taxes and Contributions Recoverable	55,835	139,366
1.02.03	Property, Plant and Equipment	5,866,218	5,863,723
1.02.03.01	Property, Plant and Equipment in Operation	5,283,689	4,785,419
1.02.03.03	Construction work in progress	582,529	1,078,304
1.02.04	Intangible	4,442,999	4,535,848
1.02.04.01	Intangibles	4,075,428	4,168,277
1.02.04.01.01	Concession licenses	1,856,438	2,020,157
1.02.04.01.02	Software rights	2,113,616	1,991,543
1.02.04.01.03	Other Intangibles	105,374	156,577
1.02.04.02	Goodwill	367,571	367,571

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

Account Code	Account Description	09/30/2011	12/31/2010
2	Total Liabilities	20,097,289	19,370,852
2.01	Current Liabilities	5,143,912	5,691,089
2.01.01	Social and Labor Obligations	159,639	125,292
2.01.01.02	Labor Obligations	159,639	125,292
2.01.02	Suppliers - Trade Payable	2,901,207	3,103,469
2.01.02.01	Domestic Suppliers	2,782,370	2,976,302
2.01.02.02	Non-Domestic Suppliers	118,837	127,167
2.01.03	Taxes, rates and contributions	870,635	809,703
2.01.03.01	Federal Obligations	362,646	338,112
2.01.03.01.01	Income Tax and Social Contribution Payable	239,488	190,652
2.01.03.01.02	Other Taxes	123,158	147,460
2.01.03.02	State Obligations	448,199	417,659
2.01.03.02.01	ICMS	448,199	417,659
2.01.03.03	Other taxes	59,790	53,932
2.01.03.03.01	ISS	52,147	46,539
2.01.03.03.02	Others	7,643	7,393
2.01.04	Loans and Financing	871,722	957,549
2.01.04.01	Loans and Financing	871,722	957,549
2.01.04.01.01	Domestic Currency	847,319	957,549
2.01.04.01.02	Other Currencies	24,403	-
2.01.05	Other Obligations	340,709	695,076
2.01.05.02	Others	340,709	695,076
2.01.05.02.02	Dividends payable	25,422	511,737
2.01.05.02.04	Operations with derivatives	923	2,071
2.01.05.02.05	Authorizations Payable	58,526	-
2.01.05.02.06	Other Current Liabilities	255,838	181,268
2.02	Non-Current Liabilities	3,775,868	3,378,954
2.02.01	Loans and Financing	2,657,992	2,277,121
2.02.01.01	Loans and Financing	2,657,992	2,277,121
2.02.01.01.01	Domestic Currency	1,503,998	1,552,893
2.02.01.01.02	Other Currencies	1,153,994	724,228
2.02.02	Other Obligations	547,134	504,165
2.02.02.02	Others	547,134	504,165
2.02.02.02.03	Operations with derivatives	115,328	164,482
2.02.02.02.04	Indirect Taxes and Contributions Payable	125,530	57,720
2.02.02.02.05	Direct Taxes and Contributions Payable	163,734	138,981
2.02.02.02.07	Other Liabilities	142,542	142,982
2.02.03	Deferred Taxes	78,277	83,708
2.02.03.01	Deferred Income Tax and Social Contribution	78,277	83,708
2.02.04	Provisions	492,465	513,960
2.02.04.01	Tax, Labor and Civil Provisions	237,694	258,223
2.02.04.01.01	Tax Provisions	113,972	145,099
2.02.04.01.02	Labor Provisions	56,110	53,162
2.02.04.01.03	Employee Post Retirement Benefits	8,977	9,166
2.02.04.01.04	Civil Provisions	54,305	40,531
2.02.04.01.05	Regulatory Provisions	4,330	10,265
2.02.04.02	Other Provisions	254,771	255,737
2.02.04.02.03	Asset Retirement Obligation	254,771	255,737
2.03	Shareholders' Equity	11,177,509	10,300,809
2.03.01	Paid up Capital	8,164,665	8,149,096
2.03.02	Capital Reserves	380,560	396,129

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.02	Offering's Goodwill	-	15,569
2.03.04	Revenue Reserves	1,752,215	1,755,584
2.03.04.01	Legal Reserve	226,848	226,848
2.03.04.09	Treasury stock	(3,369)	-
2.03.04.10	Reserve for expansion	1,528,736	1,528,736
2.03.05	Accumulated Income (Loss)	880,069	-

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 07/01/2011 to 09/30/2011	Year-to-Date - current year 01/01/2011 to 09/30/2011	Amount for Prior Year Quarter 07/01/2009 to 09/30/2009	Year-to-date - prior year 01/01/2010 to 09/30/2010
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,371,388	12,375,409	3,676,781	10,531,801
3.02	Cost of Goods Sold and/or Services Rendered	(2,225,614)	(6,280,642)	(1,871,992)	(5,370,481)
3.03	Gross Income	2,145,774	6,094,767	1,804,789	5,161,320
3.04	Operating Revenues (Expenses)	(1,632,896)	(4,702,764)	(1,525,239)	(4,475,725)
3.04.01	Sales	(1,236,615)	(3,531,171)	(1,172,551)	(3,358,345)
3.04.02	General and Administrative	(241,001)	(728,111)	(252,440)	(769,339)
3.04.04	Other Operating Revenues	12,261	33,499	5,499	21,260
3.04.05	Other Operating Expenses	(167,541)	(476,981)	(105,747)	(369,301)
3.04.05.01	Concessions´ Amortization	(77,256)	(228,748)	(75,629)	(226,888)
3.04.05.02	Other Operating Expenses	(90,285)	(248,233)	(30,118)	(142,413)
3.05	Operating Income (Loss)	512,878	1,392,003	279,550	685,595
3.06	Financial	(61,450)	(138,040)	(58,839)	(188,666)
3.06.01	Financial Revenues	271,176	541,892	122,612	574,702
3.06.02	Financial Expenses	(332,626)	(679,932)	(181,451)	(763,368)
3.07	Income (Loss) Before Taxes /Profit Sharing	451,428	1,253,963	220,711	496,929
3.08	Income Tax and Social Contribution	(134,796)	(373,894)	(74,188)	(169,861)
3.08.01	Current	(59,161)	(195,646)	(45,069)	(102,594)
3.08.02	Deferred	(75,635)	(178,248)	(29,119)	(67,267)
3.09	Profit (Loss) for the Period	316,632	880,069	146,523	327,068
3.11	Consolidated Profit (Loss) for the Period	316,632	880,069	146,523	327,068
3.11.01	Profit (Loss) for the Period	316,632	880,069	146,523	327,068
4.01	Profit (Loss) for the Period	316,632	880,069	146,523	327,068
4.03	Comprehensive Income for the Period	316,632	880,069	146,523	327,068
4.03.01	Parent Company	316,632	880,069	146,523	327,068

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 09/30/2011	Year-to-Date - current year 01/01/2010 to 09/30/2010
6.01	Net cash and cash equivalents generated (used) by operating activities	2,003,461	1,732,042
6.01.01	Cash and cash equivalents generated by operating activities	3,613,102	3,304,473
6.01.01.01	Earnings before income tax (EBIT)	1,253,963	496,929
6.01.01.02	Depreciation and amortization	1,931,179	2,306,661
6.01.01.04	Actuarial obligation	(189)	(189)
6.01.01.05	Loss and disposal of fixed assets	11,370	24,147
6.01.01.06	Interest on ARO	(951)	(886)
6.01.01.07	Provision for contingencies	109,661	35,775
6.01.01.08	Monetary fluctuation on escrow deposits and contingencies	(27,056)	(7,890)
6.01.01.09	Interest and monetary and exchange variation on loans	258,284	299,566
6.01.01.10	Interest on marketable securities	(127,921)	(99,918)
6.01.01.11	Other financial adjustments	35,684	(2,204)
6.01.01.12	Allowance for doubtful accounts	169,078	252,482
6.01.02	Variations in assets and liabilities	(1,609,641)	(1,572,431)
6.01.02.01	Accounts receivable	(547,737)	(422,142)
6.01.02.02	Taxes and contributions recoverable	(272,670)	(42,226)
6.01.02.03	Inventories	(124,537)	183,725
6.01.02.04	Prepaid expenses	(221,198)	(158,466)
6.01.02.05	Deferred Income and Social Contribution Taxes - Asset	183,680	76,139
6.01.02.06	Escrow deposits	(155,845)	(112,301)
6.01.02.07	Other current and non-current assets	14,853	6,832
6.01.02.08	Labor obligations	34,347	25,586
6.01.02.09	Suppliers	(215,451)	(1,004,449)
6.01.02.10	Taxes, fees and Contributions payable	(73,984)	11,960
6.01.02.11	Deferred Income and Social Contribution Taxes - Liabilities	(173,307)	(76,139)
6.01.02.12	Provision for contingencies	(131,048)	(75,078)
6.01.02.13	Authorizations payable	58,526	-
6.01.02.14	Others	14,730	14,128
6.02	Net cash and cash equivalents generated (used) by investment activities	(1,711,860)	(1,495,917)
6.02.01	Marketable securities	140,350	229,899
6.02.02	Additions to property plant and equipment and intangibles	(1,852,193)	(1,735,521)
6.02.04	Others	(17)	9,705
6.03	Net cash and cash equivalents generated (used) by financing activities	(537,964)	(1,295,321)
6.03.01	New loans	757,333	456,119
6.03.02	Loans amortization	(745,462)	(1,514,005)
6.03.03	Dividends paid	(486,315)	(201,148)
6.03.04	Operations with derivatives	(60,151)	(36,287)
6.03.05	Treasury Stock	(3,369)	-
6.05	Increase (decrease) on cash and cash equivalents	(246,363)	(1,059,196)
6.05.01	Beginning cash and cash equivalents balance	2,376,232	2,413,024

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 09/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHARE-HOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.03	Prior year adjusted	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.04	Shareholder´s Transactions	15,569	(18,938)	-	-	-	(3,369)	-	(3,369)
5.04.02	Spending on issue of shares	15,569	(15,569)	-	-	-	-	-	-
5.04.04	Treasury stock acquired	-	(3,369)	-	-	-	(3,369)	-	8,345
5.05	Comprehensive income	-	-	-	880,069	-	880,069	-	880,069
5.05.01	Net income	-	-	-	880,069	-	880,069	-	880,069
5.07	Ending balance	8,164,665	377,191	1,755,584	880,069	-	11,177,509	-	11,177,509

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 a 09/30/2010
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHARE-HOLDERS' EQUITY	Minority Interest	Consolidated SHARE-HOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	158,049	(125,914)	-	8,577,360	-	8,577,360
5.03	Prior year adjusted	8,149,096	396,129	158,049	(125,914)	-	8,577,360	-	8,577,360
5.04	Shareholder´s Transactions	-	-	8,345	-	-	8,345	-	8,345
5.04.08	Prescribed dividends	-	-	8,345	-	-	8,345	-	8,345
5.05	Profit (Loss) for the Period	-	-	-	327,068	-	327,068	-	327,068
5.07	Ending balance	8,149,096	396,129	166,394	201,154	-	8,912,773	-	8,912,773

CONSOLIDATED STATEMENT OF ADDED VALUE
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 09/30/2011	Year-to-date - prior year 01/01/2010 to 09/30/2010
7.01	Revenues	16,184,253	13,543,162
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	16,353,331	13,795,644
7.01.04	Provision/Reversal for doubtful debts	(169,078)	(252,482)
7.02	Raw Material Acquired from Third Parties	(7,304,167)	(5,914,304)
7.02.01	Cost of Goods Sold and/or Services Rendered	(4,789,422)	(3,581,789)
7.02.02	Material, Energy, Services and Others	(2,514,745)	(2,332,515)
7.03	Gross Added Value	8,880,086	7,628,858
7.04	Retentions	(1,931,179)	(2,306,661)
7.04.01	Depreciation and Amortization	(1,931,179)	(2,306,661)
7.05	Net Added Value Produced	6,948,907	5,322,197
7.06	Added Value Received from Transfers	541,892	574,702
7.06.02	Financial Revenues	-	-
7.07	Total Added Value to Share	7,490,799	5,896,899
7.08	Sharing Added Value	7,490,799	5,896,899
7.08.01	Labor	382,629	366,372
7.08.01.01	Cost of Working	268,953	252,757
7.08.01.02	Benefits	86,925	87,042
7.08.01.03	F.G.T.S.	24,999	23,261
7.08.01.04	Others	1,752	3,312
7.08.02	Taxes, Fees and Contributions	5,329,802	4,210,388
7.08.02.01	Federal	2,041,023	1,493,796
7.08.02.02	State	3,279,969	2,708,243
7.08.02.03	Municipal	8,810	8,349
7.08.03	Earnings - Borrowed Capital	898,299	993,071
7.08.03.01	Interest	674,887	759,528
7.08.03.02	Rentals	223,412	233,543
7.08.04	Earnings - Owned Capital	880,069	327,068
7.08.04.03	Retained Earnings (Losses)	880,069	327,068

TIM PARTICIPAÇÕES S.A.

NOTES TO QUARTERLY INFORMATION
As of September 30, 2011
(In thousands of *Reais*, unless otherwise indicated)

1. Operations

TIM Participações S.A. ("TIM Participações" or "Company" or "Group") is a publicly-held company with its principal place of business in the city of Rio de Janeiro and a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a company of the Telecom Itália Group and owns 66.94% of the total capital of TIM Participações.

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações has Level II American Depositary Receipts (ADR) traded on the New York Stock Exchange - USA. Consequently, the Company is subject to the rules of the Brazilian Securities Commission (*Comissão de Valores Mobiliários*, or "CVM") and of the U.S. Securities and Exchange Commission ("SEC"). In order to meet market needs, TIM Participações adopts the principle of simultaneous disclosure of its financial information in the two markets, in *Reais* and in Portuguese and English.

The Company's main purpose is to control companies which offer telecommunications services. It owns the entire share capital of TIM Celular S.A. ("TIM Celular") and Intelig Telecomunicações Ltda. ("Intelig"). Both companies act as providers of Landline Telephone Services (locally, STFC) in the Local, Domestic Long Distance and International Long Distance modalities, in addition to being providers of Multimedia Communication Service (SCM) in all Brazilian states. TIM Celular also acts as a provider of Personal Mobile Service (locally, SMP) in all Brazilian states.

The services provided by the subsidiaries are regulated by *Agência Nacional de Telecomunicações*, or ANATEL, the Brazil's telecommunications regulatory body.

Listing on the *Novo Mercado* Segment of the Bovespa

On June 22, 2011, at a general and special meeting of preferred shareholders, the Company's shareholders approved the migration of TIM Participações to the listing segment known as "*Novo Mercado*", or New Market, of the BM&F/Bovespa. On that same date, approval was also given to convert all of the Company's preferred shares to common shares, at the ratio of 0.8406 common shares for every preferred share.

In the case of shareholders who disagreed with the decision, a withdrawal period was granted, ending on July 26, 2011. Only one shareholder, owning 84,300 preferred shares representing 0.0052% of the preferred shares and 0.0034% of the Company's total equity, exercised the right of withdrawal. The amount of the reimbursement to this shareholder was calculated using the book value of shareholders' equity shown on the Company's balance sheet as at December 31, 2010 (R$ 4,1628 per share).

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

August 2, 2011 was the last day for trading in the preferred shares, and the ticker symbol "TCSL4" was canceled. The new trading code for the common shares of TIM Participações on the BM&F/Bovespa is now "TIMP3". August 4, 2011 was the last day on the New York Stock Exchange for trading in the ADRs representing the preferred shares of the Company. In that market TIM Participações currently has only ADRs representing the common shares.

Acquisition of new investments

The wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. for the purchase of their equity interests in Eletropaulo Telecomunicações Ltda. (100%) and AES Communications Rio de Janeiro S.A. (93%). This agreement was executed on July 8, 2011. The transaction was completed on October 31, 2011, after fulfillment of certain conditions (such as approval of the acquisition by the regulatory agencies). For further details, see note 46.

Following the acquisition of the new companies, the company has significantly expanded its SCM business in the metropolitan regions of São Paulo and Rio de Janeiro, in addition to obtaining important fiber optics network-related synergies.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

2. Licenses

Licenses for the right to use the radio frequency for providing SMP services are for a fixed period. They have the following expiration dates, with possibility of renewal for a further 15 years:

Terms of authorization	Expiration Date	
	Radio Frequencies 800MHz, 900 MHz and 1,800 MHz	Radio Frequencies 1900 and 2100 MHz (3G)
1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except municipalities of Londrina and Tamarana)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Municipality and region of Pelotas in Rio Grande do Sul	April, 2024	April, 2023
7. Pernambuco	May, 2024	April, 2023
8. Ceará	November, 2023	April, 2023
9. Paraíba	December, 2023	April, 2023
10. Rio Grande do Norte	December, 2023	April, 2023
11. Alagoas	December, 2023	April, 2023
12. Piauí	March, 2024	April, 2023
13. Minas Gerais (except the municipalities of the Triângulo Mineiro region for 3G radio frequencies)	April, 2013	April, 2023
14. Bahia and Sergipe	August, 2012	April, 2023

The terms of the STFC and SCM licenses are indeterminate.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

3. Basis for preparation and submission of Quarterly Information

a. General preparation and disclosure criteria

The consolidated quarterly information has been prepared in accordance with International Financial Reporting Standards (IFRS). These practices include the current pronouncements and interpretations issued by the International Accounting Standards Board (IASB), as well as the current pronouncements, interpretations and guidelines issued by the Brazilian Accounting Pronouncements Committee (CPC). While avoiding discrepancies in relation to the application of IFRS, the Company also adopts the accounting policies arising from Brazilian corporate law and specific rules issued by the Brazilian Securities Commission (CVM) and the National Telecommunications Agency (ANATEL).

The individual quarterly information has been prepared according to the accounting practices adopted in Brazil (BR GAAP). In the case of TIM Participações S.A., these practices differ from IFRS only where the evaluation of investments in subsidiaries and affiliates is concerned. According to IFRS, such investments must be booked at cost or fair value. In our individual financial information, the evaluation of investments in subsidiaries uses the equity method

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution taxes, assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of CPC 26, paragraph 56.

a.1. Presentation of Quarterly Information

This quarterly information was approved by the Board of Directors of the Company on October 31, 2011.

a.2. Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (eg.: shares) issued and liabilities incurred or assumed by the acquirer at the date when control is transferred. Identifiable assets acquired and contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost that exceeds the fair value of the Group's share of the identifiable net

assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as revenue.

Transactions between Group companies, as well as balances and unrealized gains and losses on these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

a.3. Information by segment

The chief operating decision maker, responsible for allocation of funds and for periodic evaluation of the company's performance is the Executive Board. It and the Board of Directors are responsible for making strategic decisions for the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the different activities, the decision makers see the Group as representing a single business segment, and do not consider specific strategies intended for a particular service line. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

4. Summary of significant accounting policies

The accounting practices presented below are adopted in preparing both the quarterly information of the parent company (BRGAAP) and the consolidated statements (IFRS).

a. Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits, other short-term high liquidity investments, with original maturities of up to three months following the investment date.

b. Financial investments

These investments have original maturities in excess of three months from the investment date. These assets are recorded at fair value in accordance with the criteria listed in section c. below.

c. Financial assets and liabilities

c.1 Financial Assets

c.1.1 Classification

The Group classifies its financial assets in the following categories: (1) measured at fair value

through income, (2) held to maturity, (3) loans and receivables and (4) held for sale. On all dates shown in this quarterly information, only financial assets classified in categories one and three appear. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through income

Are financial assets held for trading. A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason they are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets. The derivatives held by the Company have also been categorized as held for trading. The Company does not use hedge accounting.

(b) Loans and receivables

Are non-derivative financial assets with fixed or determinable payments, and not quoted in an active market. In the quarterly information they are classified as "accounts receivable" or "other assets".

c.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in the investments measured at fair value through income are charged to the income statement as expenses on the transaction date. After that date, these investments are measured at fair value and their variations are recorded in the income statement in "other net gains (losses)". In the case of loans and receivables, these are booked at amortized cost using the effective interest rate method. Their transaction costs impact the initial amount of the recognized asset and are taken into account when calculating the effective interest rate, which is the basis for subsequently registering the financial revenue from the transaction. The two types of financial assets are written off when the rights to receive cash flows from the investments have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset (and securities not registered on the Stock Exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and depend on the minimum possible information generated by Management.

c.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a right and an intention to offset them on settlement.

c.1.4 Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification of the existence of the following situations:

- Significant financial difficulties of the issuer or borrower;
- A breach of contract such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, assures the latter a concession that a lender would not normally consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the financial assets in the portfolio. These data include:

(i) adverse changes in the payment status of borrowers in the portfolio;
(ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the new value calculated after considering any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the income for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as, for example, an improvement in the borrower's creditworthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

c.2 Financial liabilities

The main financial liabilities recognized by the Company are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities measured at fair value through income, including financial liabilities usually negotiated before maturity, liabilities classified upon initial recognition at fair value through income and derivatives. At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in income when incurred in the line of financial revenues or expenses. On the balance sheet dates reported in this financial information, this category is composed basically of derivative financial instruments.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Financial liabilities not measured at fair value: are represented basically by non-derivative financial liabilities that are not usually traded before maturity. After initial recognition, they are measured at amortized cost using the method of effective interest rate. Interest, monetary correction and exchange rate variations, if any, are recognized when incurred as financial revenues or expenses.

d. Accounts receivable

Accounts receivable from users of telecommunications services are recorded at the price charged at the time of service performance. The balances also include services provided and not billed by the balance sheet date, receivables from network use (interconnect) and receivables arising from sales of handsets and accessories.

e. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value when this amount is less than the average acquisition cost.

f. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to income as incurred.

g. Investments

Equity interests in subsidiaries are accounted for by the equity method only in the individual quarterly information.

h. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment if applicable. Depreciation is calculated by the straight line method, for terms that take into account the expected useful lives of assets and their residual value (note 17). The Company recognizes its assets by individual item.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment and as a liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is based on ICPC 12 - Changes in Liabilities for Decommissioning, Restoration and Other Similar Liabilities (equivalent to IFRIC 1).

Gains and losses from disposals are determined by comparing the amounts actually incurred with the carrying value and are recognized in "Other revenues/expenses, net" in the income statement.

i. Intangible assets

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Intangible assets are measured at historic cost less accumulated amortization and provision for impairment, if applicable, and reflects: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) subsidies on the sale of handsets and mini modems. It also includes goodwill.

Depreciation charges are calculated by the straight-line method over the useful life of assets.

The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is represented by the positive difference between the amount paid or payable and the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill, it should be recorded as a gain in the income statement for the period, at the date of acquisition. Goodwill is tested annually to identify probable impairment and is accounted for at its cost value less any such losses. Gains and losses calculated on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to the Cash Generating Units (CGUs) for purposes of impairment testing. The allocation is made to the Cash Generating Units or groups of Cash Generating Units that should benefit from the business combination from which the goodwill arose.

Software

The costs associated with maintaining software are recognized as expenses, as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;
- Management plans to complete the software and use it or sell it;
- the software will generate probable future economic benefits, that can be demonstrated;
- technical, financial and other resources are available to conclude development and use or sell the software, and
- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.
Other development expenditures that do not meet these criteria are recognized as expense as incurred.

Subsidies on the sale of handsets and mini modems

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

The Company offers a subsidy on the sale of handsets and mini modems to postpaid customers, formalized through contracts. Resources thus expended are recorded as intangible assets in accordance with IAS 38/CPC 04 and amortized over the minimum service agreement term signed by clients (12 months). The contractual penalty for customers who cancel subscriptions or migrate to a pre-paid before the expiration of the contract is invariably higher than the allowance granted in the sale of handsets and mini modems.

j. Impairment of non-financial assets

Assets that have an indefinite life, such as goodwill, are not subject to amortization and are tested at least annually for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the use value. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The impairment provisions on these non-financial assets, except goodwill, may be fully or partially reversed where it can be shown that some or all of the reasons that gave rise to the provisions no longer exist on the quarterly information reporting date.

k. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased from suppliers in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. In practical terms, they are usually recognized at invoice value.

l. Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Interest incurred is calculated using the effective interest rate method and recognized on the accrual basis. As the Company does not construct assets that require long terms for their completion, it does not capitalize interest.

m. Provisions

Recognized in the balance sheet when the Company has a legal or agreed obligation as a result of a past event, and it is probable that an outflow will be required to settle it. Some liabilities, involving uncertainty concerning the timing and value, are estimated as they are incurred and recorded as a provision. Provisions are recorded based on the best estimates of risk involved.

n. Income and social contribution taxes - current and deferred

Income taxes for the period include current and deferred income and social contribution taxes and are recognized in the income statement. Income and social contribution taxes are not recognized in the comprehensive income statement.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

The current income and social contribution tax charges are calculated based on the tax laws enacted or substantially enacted at the balance sheet date. Management periodically reviews the positions taken by the Company in income tax returns with respect to situations in which applicable tax regulations gives rise to interpretations. Provisions are set up, where appropriate, based on the Brazilian (BR GAAP) and international (IFRS) accounting principles.

Income and social contribution taxes are recognized on (1) accumulated tax losses and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the consolidated quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, at the balance sheet date, and which should be applied when the respective deferred income tax asset is realized or when the deferred income tax liability is settled.

Deferred income and social contribution tax assets are recognized only if there is a history of profitability and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management indicates that the future realization of those tax assets is probable.

Deferred income and social contribution taxes are recognized on the temporary differences arising from investments in subsidiaries, except where the timing of the reversal of temporary differences is controlled by the Group, provided it is probable that the temporary difference will not be reversed in the foreseeable future.

The balances of income and social contribution tax assets and liabilities are only shown at their net amount when there is the right and intention to offset them when they are settled.

TIM Celular, through Constitutive Reports 0144/2003 and 0232/2003, issued on March 31, 2003 by ADENE - Northeast Development Agency, became the beneficiary of tax incentives which constitute: (i) reduction of 75% of income tax and additional non-refundable taxes for a period of ten (10) years from fiscal year 2002 through 2011, calculated on operating income resulting from implementation of its installed capacity to provide digital cellular mobile telephony services and (ii) reduction of 37.5%, 25% and 12.5% of income tax and additional non-refundable taxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on operational income arising from its capacity to provide analog mobile telephone services.

o. <u>Provision for contingencies</u>

This is set up, based on analysis by the Company's internal and external legal consultants and by the Management, in amounts deemed sufficient to cover losses and risks considered probable. Situations where losses are considered possible are subject to disclosure, and those where losses are considered remote are not disclosed.

p. <u>Revenue recognition</u>

As a general rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their amounts can be measured reliably.

- Revenues from services rendered

The principal service revenues are derived from monthly subscriptions, the provision of separate services for voice, SMS, data, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as they are used, net of sales tax and discounts granted on services. These revenues are recognized only when the income from services rendered can be estimated reliably.

Balances are recognized monthly via invoicing and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded at their gross amounts, in other words, without discounting the amounts owed to other telecom operators.

The unused minutes of prepaid service customers are recorded as deferred revenues and allocated to income when these services are actually used by customers.

- Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of ownership are transferred to the buyer.

q. Pension and other post-employment benefits

The Company and its subsidiaries have defined benefit plans in place. In general, defined benefit plans establish a retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined beneficial pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, and past service cost adjustments are not recognized. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

The actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions, which exceed 10% of the value of plan assets, or 10% of plan liabilities, are charged or credited to income in the expected remaining period of service of the employees.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized by the straight-line method over the period in which the right was acquired.

r. Foreign currency transactions

Foreign currency transactions are recognized at the exchange rate of the transaction date. Monetary assets and liabilities in foreign currencies are converted to R$ at the exchange rate on the balance sheet date, informed by the Central Bank of Brazil.

Foreign exchange gains and losses are recorded in the income statement.

s. Profit sharing

The Company and its subsidiaries accrue on a monthly basis the estimated amount of employee profit sharing, based on the goals disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's cost center.

t. Distribution of dividends

The distribution of minimum mandatory dividends is recognized as a liability at the end of each year, based on the Company's bylaws. Any amount exceeding the minimum dividend provided for in the bylaws is recognized on the date when the additional distribution is approved at the Shareholders' Meeting.

u. New pronouncements, changes and IFRS interpretations

The following standards and changes in existing standards have been issued, and their use is mandatory for the Group's accounting periods beginning January 1, 2011, or subsequent periods. However, such standards and changes in standards were not subject to early adoption by the Group.

- IFRS 9, "Financial instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 includes a new requirement regarding the classification and measurement of the financial assets, which shall probably affect the Group's accounting for financial assets. This standard shall come into force as of January 1, 2013, but it is already available for early adoption.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

5 Critical accounting estimates

Accounting estimates and decisions are continuously evaluated, and they are based on our historical experience and factors such as expectations on future events deemed reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably result in relevant adjustments in the book value of assets and liabilities for the next fiscal year:

(a) Losses from impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generating units exceeds its recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the budget for the next ten years, and do not include any reorganization activity to which the company has not yet committed, nor any material future investments aimed at improving the base of assets of the cash generating unit being tested. The recoverable value changes in accordance with the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate used for extrapolation purposes.

(b) Income and social contribution taxes (current and deferred)

Income and social contribution taxes (current and deferred) are calculated in accordance with prudent interpretations of the regulations currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. Deferred tax assets on income tax losses, social contribution losses, and temporary differences are recognized in proportion to the probability that future taxable income will be available to be offset by them. Together, the measurement of the recoverability of the deferred income tax on tax losses, social contribution losses, and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(c) Provision for doubtful debts

The provision for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The provision amount is considered sufficient to cover potential losses on receivables.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

(d) Provision for contingencies

Contingencies are analyzed by the Company's management and legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(e) Fair value of financial instruments

For disclosure purposes, the fair value of financial assets and liabilities is estimated based on discounting future cash flows at the interest rate currently in force and available for similar financial instruments of the Company.

The Company uses the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following measurement hierarchy:

- Prices quoted (not adjusted) on active markets for identical assets and liabilities (level 1).
- Information, other than the prices quoted, included in level 1 and adopted by the market for a given asset or liability in a direct (that is, as prices) or indirect (deriving from prices) manner (level 2).
- Insertions for assets or liabilities that are not based on market data (that is, non-observable insertions) (level 3).

6 Cash and cash equivalents

	Parent Company		Consolidated	
	09/2011	**12/2010**	**09/2011**	**12/2010**
Cash and banks	1,178	240	110,117	104,024
Financial investments:				
CDB	39,217	5,776	2,019,752	2,272,208
	40,395	6,016	2,129,869	2,376,232

Bank Deposit Certificates ("CDBs") are nominative instruments issued by banks and sold to the public as a means of raising funds and can be traded at any time during the contracted period.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

7 Financial investments

	Parent Company		Consolidated	
	09/2010	12/2010	09/2010	12/2010
CDB	55	117	19,439	31,561
Federal public securities	-	308	-	308
	55	425	19,439	31,869
Current portion	-	(9)	(42)	(18,177)
Long-term portion	55	416	19,397	13,692

The average return on the company's consolidated investments was 101.18% of the Interbank Deposit Certificate (CDI) variation.

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection with legal actions.

8 Accounts receivable

	Consolidated	
	09/2011	12/2010
Billed services	977,660	909,430
Unbilled services	651,963	624,962
Network use	710,965	596,166
Sale of goods	1,184,943	935,105
Other accounts receivable	2,343	88,603
	3,527,874	3,154,266
Provision for doubtful debts	(321,052)	(369,043)
	3,206,822	2,785,223
Current portion	(3,152,122)	(2,748,411)
Long-term portion	54,700	36,812

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Variation in the provision for doubtful debts is as follows:

	Consolidated	
	09/2011 (9 months)	12/2010 (12 months)
Initial balance	369,043	408,606
Provision recording	169,078	310,497
Provision write-offs	(217,069)	(350,060)
Final balance	321,052	369,043

The fair values of accounts receivable are recorded as follows:

	Consolidated	
	09/2011	12/2010
Telephone services and sales of goods	3,204,479	2,674,328
Other accounts receivable	2,343	110,895
	3,206,822	2,785,223

The aging of the accounts receivable is recorded as follows:

	Consolidated	
	09/2011	12/2010
To become due	2,708,976	2,237,402
Past due for up to 30 days	114,001	160,621
Past due for up to 60 days	65,849	58,678
Past due for up to 90 days	231,389	343,810
Past due for more than 90 days	407,659	353,755
	3,527,874	3,154,266

9 Inventories

	Consolidated	
	09/2011	12/2010
Cell phone sets	319,817	205,381
Accessories and pre-paid cards	8,647	12,887
TIM chips	41,035	21,516
	369,499	239,784
Provision for adjustment to realization amount	(16,308)	(11,130)
	353,191	228,654

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

10 Indirect taxes and contributions recoverable

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
ICMS			898,188	679,350
Other	2	1	5,637	2,797
	2	1	903,825	682,147
Current portion	(2)	(1)	(592,047)	(494,036)
Long-term portion			311,778	188,111

The long-term portion basically refers to ICMS on the subsidiaries' property, plant and equipment items.

11 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Income and social contribution taxes	8,545	8,375	304,048	262,647
PIS/COFINS	-		244,381	211,255
Other	401	377	17,918	27,393
	8,946	8,752	566,347	501,295
Current portion	(402)	(380)	(510,512)	(361,929)
Long-term portion	8,544	8,372	55,835	139,366

The Company and TIM Celular have filed suits against the alleged unconstitutionality of Law No. 9.718/98 regarding the expansion of the basis for calculation of taxes addressed therein, and requested relief from collection of PIS and COFINS on revenues other than those arising from the Company's sales. However, as no final favorable sentence has been rendered yet, no PIS and COFINS credits have been recorded. According to management, the chances of a favorable ruling for the Companies are probable. The amounts involved are respectively R$19,738 and R$46,001, monetarily restated.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

12 Deferred income and social security taxes

Deferred income and social contribution taxes are calculated on income tax losses, negative base of the social contribution tax, and respective temporary differences between the bases for calculation of income and social contribution taxes on assets and liabilities and the book values included in the quarterly financial statements. The rates of said taxes, currently defined for determining said deferred taxes, are 25% for income tax and 9% for social contribution tax.

Deferred income and social contribution tax assets are recognized to the extent in which it is probable that the future taxable income will be available to be used in offsetting the temporary differences, based on projections of future income and based on internal assumptions and future economic scenarios, which may therefore suffer changes.

Offsetting amounts are as follows:

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Income tax losses	9,954	8,764	1,553,339	1,669,112
Social contribution losses	3,648	3,220	571,078	600,852
Temporary differences				
Provision for doubtful debts			109,921	126,003
Derivative transactions			19,939	48,853
Provision for contingencies	1,327	1,367	77,764	84,679
Accelerated depreciation of TDMA equipment			7,780	11,419
Adjustment to present value – 3G licensing			23,203	24,660
CPC adoption adjustments	53,569	53,569	177,525	193,674
FISTEL court deposit			36,778	19,069
Income and social contribution taxes on the fair value of property, plant and equipment deriving from business combination			(78,278)	(83,708)
Other	1,722	1,787	41,616	18,431
	70,220	68,707	2,540,665	8,713,044
Provision for devaluation of tax credits	(70,220)	(68,707)	(1,069,890)	(1,064,020)
	-	-	1,470,775	1,649,024
Portion of deferred tax assets	-	-	(1,549,052)	(1,732,732)
Portion of deferred tax liabilities	-	-	(78,277)	(83,708)

TIM CELULAR

TIM Celular, based on the expectation of generating future taxable income, determined on a technical study approved by Management and reviewed by the fiscal council, recognized deferred tax assets on tax losses, social contribution losses and temporary differences which do not expire.

Based on this technical study of generation of future taxable profits, TIM Celular estimates recovering these deferred tax assets in the following years:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

2011	216,116
2012	274,580
2013	277,114
2014	252,119
2015	244,312
2016 and beyond	284,811
	1,549,052

The estimates for recovery of deferred tax assets were based on projections of taxable profits, taking into account several financial and business assumptions considered in the closing of 2010. Consequently, these estimates may not occur in the future, due to the uncertainties inherent to these forecasts.

Intelig

Based on estimates of future taxable income and taking into account the history of tax losses and social contribution losses, our Intelig subsidiary reported some uncertainty regarding the recoverability of deferred income tax and social contribution tax assets. As result, the subsidiary did not recognize the respective deferred income tax assets. The amounts of these unrecognized deferred tax assets is R$928,265 as at September 30, 2011 and R$923,907 as at December 31, 2010.

13 Prepaid expenses

	Consolidated	
	09/ 2011	12/2010
FISTEL	173,868	
Rentals and insurance	44,742	26,930
Advertising not released		80,293
	26,001	
Prepaid expenses with suppliers	74,819	-
Other	10,156	1,165
	329,586	108,388
Current portion	(236,674)	(93,768)
Long-term portion	92,912	14,620

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

14 Court deposits

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Civil	4,257	9,430	145,285	112,175
Labor	19,348	11,304	140,213	103,092
Tax (*)	121	7	283,863	170,148
Regulatory	-	-	106	104
	23,726	20,741	569,467	385,519

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March 2010 and March 2011 court deposits were made related to the contribution for 2010 and 2011, in the amounts, respectively, of R$56,086 and R$69,445, totaling R$125,531. In the case of these court deposits a provision was recorded at this same amount under the item "Indirect taxes and contributions payable", under Long-Term Liabilities. The writ of mandamus is pending a decision from the lower court and, in the opinion of the Company's internal and external legal counsel, the risk of loss is possible.

15 Other assets

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Advances to suppliers			47,915	61,403
Advance to employees		2	13,409	4,879
Fiscal incentives	-		14,406	13,533
Other rights	3,385	1,172	27,138	36,539
	3,385	1,174	102,868	116,354
Current portion	(3,385)	(1,174)	(89,096)	(98,591)
Long-term portion			13,772	17,763

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

16 Investments – Parent company

(a) Interest in subsidiaries

	09/2011		
	TIM Celular	Intelig	Total
Number of shares held	31,506,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	10,358,215	658,179	
Net income (loss) for the period	943,427	(59,193)	884,234
Equity pick-up	943,427	(59,193)	884,234
Investment amount	10,358,215	658,179	11,016,394
Investment amount	10,358,215	658,179	11,016,394

	12/2010		
	TIM Celular	Intelig	Total
Number of shares held	31,506,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	9,435,865	717,372	
Net income (loss) for the period	2,243,627	(22,356)	2,221,271
Equity pick-up	2,243,627	(22,356)	2,221,271
Investment amount	9,419,984	717,372	10,137,356
Special goodwill reserve	15,881	-	15,881
Investment amount	9,435,865	717,372	10,153,237

(b) Changes in investment in subsidiaries:

	TIM Celular	Intelig	Total
Balance of investments as of December 31, 2010	9,435,865	717,372	10,153,237
Supplementary dividends from 2010	(20,765)		(20,765)
Equity pick-up	943,427	(59,193)	884,234
Others	(312)		(312)
Balance of investments as of September 30, 2011	10,358,215	658,179	11,016,394

17 Property, Plant and Equipment

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

(a) Variation in property, plant and equipment

	Consolidated				
	Balance as of 12/31/2010	**Additions**	**Write-offs**	**Transfer**	**Balance as of 09/30/2011**
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	**9,428,829**		(34)	1,077,554	**10,506,349**
Fiber optic cables	**466,438**			1,762	**468,200**
Loaned hand sets	**1,326,068**		(28,893)	145,780	**1,442,955**
Infrastructure	**2,211,729**			308,625	**2,520,354**
Computer assets	**1,156,631**			65,377	**1,222,008**
General use assets	**457,828**		(388)	(49,067)	**408,373**
Land	**38,175**			1,071	**39,246**
Construction work in progress	**1,078,304**	1,055,327		(1,551,102)	**582,529**
Total property, plant and equipment, gross	**16,164,002**	**1,055,327**	**(29,315)**	**-**	**17,190,014**
Accumulated depreciation					
Commutation / transmission equipment	**(6,619,862)**	(660,657)		60	**(7,280,579)**
Fiber optic cables	**(30,934)**	(23,503)			**(54,437)**
Loaned hand sets	**(1,112,108)**	(160,829)	17,789		**(1,255,148)**
Infrastructure	**(1,282,715)**	(121,938)	14	(19,993)	**(1,424,632)**
Computer assets	**(1,029,609)**	(46,971)			**(1,076,580)**
General use assets	**(225,051)**	(27,564)	142	20,053	**(232,420)**
Total accumulated depreciation	**(10,300,279)**	**(1,041,462)**	**17,945**	**-**	**(11,323,796)**
Property, plant and equipment, net					
Commutation / transmission equipment	**2,808,967**	(660,657)	(34)	1,077,494	**3,225,770**
Fiber optic cables	**435,504**	(23,503)		1,762	**413,763**
Loaned hand sets	**213,960**	(160,829)	(11,104)	145,780	**187,807**
Infrastructure	**929,014**	(121,938)	14	288,632	**1,095,722**
Computer assets	**127,022**	(46,971)		65,377	**145,428**
General use assets	**232,777**	(27,564)	(246)	(29,014)	**175,953**
Land	**38,175**	-		1,071	**39,246**
Construction work in progress	**1,078,304**	1,055,327		(1,551,102)	**582,529**
Total property, plant and equipment, net	**5,863,723**	**13,865**	**(11,370)**	**-**	**5,866,218**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned hand sets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

During 2010, pursuant to ICPC 10, the company and its subsidiaries assessed the useful life applied to their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had ben based that would justify changes to the useful life currently in use.

Operating technologies
The subsidiaries operate their service network using TDMA, GSM and 3G technologies. As of September 30, 2011, no provision for impairment of property, plant and equipment was deemed necessary.

18 Intangible assets

The authorizations Amounts for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, were recorded as follows:

(a) Variation in intangible assets:

	Balance as of December 31, 2010	Additions	Write-downs	Transfer	Balance as of September 30, 2011
Cost of intangible assets, gross					
Software rights	**6,861,798**	11	(39)	708,359	**7,570,129**
Concession licenses	**4,266,301**			65,028	**4,331,329**
Subsidies on sales of handsets and mini modems	**1,811,580**	8,256			**1,819,836**
Goods and facilities in progress	**69,773**	788,598		(773,387)	**84,984**
Goodwill	**367,571**				**367,571**
Other assets	**33,181**				**33,181**
Intangible assets, gross	**13,410,204**	**796,865**	**(39)**	**-**	**14,207,030**
Accumulated amortization					
Software rights	**(4,870,255)**	(586,297)	39		**(5,456,513)**
Concession licenses	**(2,246,144)**	(228,747)			**(2,474,891)**
Subsidies on sales of handsets and mini modems	**(1,749,030)**	(70,134)			**(1,819,164)**
Other assets	**(8,927)**	(4,536)			**(13,463)**
Total accumulated amortization	**(8,874,356)**	**(889,714)**	**39**		**(9,764,031)**
Intangible assets, net					
Software rights	**1,991,543**	(586,286)		708,359	**2,113,616**
Concession licenses	**2,020,157**	(228,747)		65,028	**1,856,438**
Subsidies on sales of handsets and mini modems	**62,550**	(61,878)			**672**
Goods and facilities in progress	**69,773**	788,598		(773,387)	**84,984**
Goodwill	**367,571**				**367,571**
Other assets	**24,254**	(4,536)			**19,718**
Intangible assets, net	**4,535,848**	**(92,849)**			**4,442,999**

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

(b) Amortization Rates

	Annual average rate %
Software rights	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of handsets and mini modems are amortized in 12 months.

Impairment test of intangible assets with indefinite useful life.

At least once a year the Company tests the recoverability of on goodwill recorded with expectations of future profitability. These calculations are made based on the discounted cash flow using the assumptions contained in the Company's 10-year industrial plan, growth rates compatible with the market in which the Company operates and a discount rate of 10% p.a. The results of these tests revealed no need for accounting provisions.

19 Suppliers

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Local currency				
Suppliers of materials and services	2,081	1,296	2,427,619	2,679,885
Interconnection (a)			282,040	210,307
Roaming (b)			147	240
Co-billing (c)			72,564	91,870
	2,081	1,296	2,782,370	2,976,302
Foreign currency				
Suppliers of materials and services			48,051	71,994
Roaming (b)			70,786	55,173
			118,837	127,167
Current portion	2,081	1,296	2,901,207	3,103,469

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

20 Loans and financing

					Consolidated	
Description	**Currency**	**Charges**	**Maturity date**	**Guarantees**	**09/2011**	**12/2010**
BNDES	URTJLP	URTJLP + 1.72% to 4.8% p.a.	Oct/11 to Jul/18	Surety from TIM Participações and receivables of TIM cellular	1,577,418	1,787,897
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Surety from TIM Participações and receivables of TIM cellular	184,353	163,339
BNDES (PSI)	R$	4.5% p.a.	Jul/18	Surety from TIM Participações and receivables of TIM cellular	137,495	70,098
BNB	R$	10% p.a.	Jun/12 to Jan/16	Bank surety and surety of TIM Participações	84,935	118,250
Santander (CCB)	R$	108% of the CDI	Sept/12 and Oct/12	-	212,235	204,957
Santander (Res. 2770)	R$	108.0% of the CDI	Dec/12	-	154,881	165,901
Banco BNP Paribas	USD	Libor 6M + 0.4% p.a.	Dec/17	Surety of TIM Participações	262,097	244,891
European Investment Bank (EIB)	USD	Libor 6M + 57% to 0.673% p.a.	Sept/16 to Jun/17	Bank surety and surety of TIM Participações	517,533	479,337
Bank of America (Res 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13	-	217,339	-
JP Morgan (Res. 4131)	USD	1.56% p.a.	Sept/13	-	181,428	-
Total					3,529,714	3,324,670
Current					(871,722)	(957,549)
Non current					2,657,992	2,277,121

The foreign currency loan taken out with Banco BNP Paribas, with a guarantee provided by the SACE group, has restrictive clauses requiring that company to comply with certain financial indices effective that are calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial indices.

The facilities that TIM Celular has contracted with the BNDES, for the purpose of expanding the mobile telephone network, also have restrictive clauses which require compliance with certain financial indices that are calculated on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

In September 2011, our subsidiary TIM Celular raised type 4131 foreign currency loans amounting to the equivalent of R$173 million and R$200 million from JP Morgan and BoFA (Bank of America Merrill Lynch), respectively, both maturing in September 2013. Simultaneously with the dis-

(in thousands of Reais)

bursement, the Company contracted swap instruments o fully protect these transactions from exchange rate exposure.

The subsidiary TIM Celular entered into swap transactions to fully protect itself against any devaluation of the *real* currency vis-à-vis the US Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate).

The long-term portions of loans and financing as of September 30, 2011 mature as follows:

	Consolidated
2012	335,969
2013	799,728
2014	255,619
2015	256,944
2016 onwards	1,009,732
	2,657,992

In transactions involving liability financial instruments, no significant differences were observed between fair value and book value, primarily due to the fact that these instruments were entered into substantially with development banks such as the BNDES. In Brazil there is no market of consolidated long-term debt with the characteristics of the BNDES facilities. The offer of credit of a long-term nature to entities in general is restricted to the BNDES and other development banks. These financing facilities have their own characteristics and conditions defined in the financing agreements between independent parties, reflecting the conditions for those types of financing facilities that include their own characteristics, usually applying rates that would be applicable to any entity and adjusted only for the specific credit risk of the entities and the projects involved.

21 Labor obligations

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Payroll taxes	29	10	39,709	31,522
Salaries and provisions payable			114,931	85,337
Employees' withholding	22	92	4,999	8,433
	51	102	159,639	125,292

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

22 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
ICMS			448,199	419,294
ANATEL taxes and fees			170,747	128,870
ISS	31	14	52,147	46,539
Other	13		7,643	7,392
	44	14	678,736	602,095
Current portion	(44)	(14)	553,206	(544,375)
Long-term portion	-	-	125,530	57,720

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Income and social contribution taxes			354,425	289,659
PIS / COFINS			114,242	100,779
Other	2	150	12,496	13,871
	2	150	481,163	404,309
Current portion	(2)	(150)	(317,429)	(265,328)
Long-term portion	-	-	163,734	138,981

In November 2009, the company joined the Fiscal Recovery Program introduced by Law No. 11.941/09 and Provisional Measure No. 470/2009, with the aim of equalizing and resolving tax liabilities using a special payment program involving installment payments of its tax and social security obligations. In June 2011, the subsidiary opted to include certain unassessed debits in the REFIS program, which provides for an amnesty from penalties and interest under the installment payment system for debits managed by the Federal Revenue Department.

The general conditions of this installment program can be summarized as follows:

a) The (historical) principal amount is payable over 180 months. Interest and penalties will be paid using the tax losses accumulated by the subsidiary, benefiting from the 60% reduction in interest and 25% in the penalty.

b)The range of installment debits:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	Restated Principal Amount	Penalty	Interest
Income and social contribution taxes	27,637	16,996	31,931
PIS and COFINS taxes	32,243	7,035	16,163
	59,880	24,001	48,094

The debits to be paid in installments comprise primarily the following court actions:

- Income and social contribution taxes: (i) failure to pay corporate income tax on the monthly estimated base concerning the year 2002, amounting to R$39,636; (ii) set-off of income and social contribution taxes with unratified PIS and COFINS tax credits totaling R$36,898;
- PIS nd COFINS taxes: set-off of PIS and COFINS taxes using non ratified PIS and COFINS credits amounting to R$55,441.

c) The gains corresponding to the reduction of past due and official penalties involving income and social contribution taxes previously booked to liabilities, in the amount of R$28,455, were recorded under the items Income and social contribution tax expenses (R$6,224) and financial expenses (R$22,231).

d) The amount of the tax losses used to settle the debits totals R$45,671 as at September 30, 2011;

As a result of having joined the REFIS Program, the company is obligated to pay the installments, with delays limited to three months, in addition to withdrawing court actions and waiving any legal allegation on which such actions are based, subject to the immediate termination of the installment program and consequent loss of the benefits previously mentioned.

24 Other liabilities

	Parent company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Pre-paid services to be provided			311,446	264,147
Combination of shares (*)	23,365	20,347	23,365	20,347
Government subventions (note 19)			39,351	22,772
Other liabilities	8,427	8,211	24,218	16,894
	31,792	28,558	398,380	324,160
Current portion	(1,927)	(1,711)	(255,838)	(181,268)
Long-term portion	29,865	26,847	142,542	142,982

(*) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion.

(in thousands of Reais)

(**) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program – BNDES PSI), whereby up to September 2011, to the amount disbursed totaled R$172,000. This transaction is classified within the scope of CPC 07 Government Subventions and Assistance. The subvention granted by the BNDES and adjusted to present value resulted in R$41,053 and is being amortized according to the useful life of the asset being financed and appropriated to the "Other Revenues (expenses), net" group (note 31).

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business, and have set up provisions whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated	
	09/2011	12/2010	09/2011	12/2010
Civil			54,305	40,531
Labor	3,396	4,021	56,110	53,162
Tax	506		113,972	145,099
Regulatory			4,330	10,265
	3,902	4,021	228,717	249,057

The changes in the provision for contingencies can be summed up as follows:

	12/2010	Additions net of reversals	Payment	Monetary adjustment	09/2011
Civil	40,531	95,968	(85,231)	3,037	54,305
Labor	53,162	1,189	(15)	1,774	56,110
Tax	145,099	9,482	(23,820)	(16,789)	113,972
Regulatory	10,265	3,022	(8,383)	(574)	4,330
	249,057	109,661	(117,449)	(12,552)	228,717

* Monetary restatement of the tax contingencies includes the reversal of monetary restatement totaling R$ 22,231 for income and social contribution tax processes included in the REFIS in June 2011.

<u>Civil Contingencies</u>

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

Consumer lawsuits

The subsidiaries are parties to roughly 65,017 lawsuits (versus 68,890 as of December 31, 2010), which are mostly claims that have been filed by consumers in the judicial and administrative spheres, and involve both TIM Celular and INTELIG. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with the highlight, where TIM Celular S/A is concerned, going to alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against INTELIG, worthy of note are questionings regarding alleged fraud, improper charging and unjustified inclusion in bad debtors' lists.

Class Actions

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas"; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against INTELIG, which alleges non-compliance with article 61 of ANATEL Resolution 85, (retroactive charging) and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia alleging non-compliance with article 61 of ANATEL Resolution 85 (retroactive charging).

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

<u>Labor Contingencies</u>

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies contracted.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Labor Claims

Out of the 8,080 labor claims as of September 30, 2011 (6,172 as of December 31, 2010) filed against the Company and its subsidiaries, 82% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of HOLDCO into TIM Participações, that took place in December 2009, there are 207 labor claims involving TIM/Intelig and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss regarding these actions and the contingent amounts is subject to revision at periodic intervals, taking into account the legal decisions made during the course of the aforementioned processes, on account of regulatory changes or changes in case law guidelines and precedents issued by Superior Courts.
Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks.

Tax Contingencies

IR and CSSL

In 2005, TIM Celular was notified by the Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution tax on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) alleged failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities. Based on the opinions of both the company's own lawyers as well as of law firms that provide the company with legal advice, Management concluded that the probable loss to be incurred with these processes would come to a figure of R$32,750, and set up a provision in 2005 for this amount under the title "Provision for income and social contribution taxes".

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to partially join the REFIS program regarding these fines, and paid the sum of R$4,884 in relation to the installment corresponding to the exclusion of exchange rate variation from the CSLL (Social Contributions on Net Income) base. The amount of the provision that was set up under the title "Provision for Income and Social Contribution Taxes" in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

In June 2011, the subsidiary opted to include in the REFIS, which allows for amnesty from penalties and interest on installment payments of debits under the responsibility of the Federal Revenue Service, the amount of R$24,203 referring to the failure to pay corporate income tax on the estimated monthly base for the year 2002, which management considers to be a probable loss.

In addition, the Company won its dispute over the assessment notice regarding the remittance of interest abroad (WHT at source) – spontaneous self-assessment without payment of past due charges, in the amount of R$19,120.

The subsidiary continues to challenge these assessment notices before the tax authorities. At present the total amount assessed comes to a restated figure of R$166,482, with the total remaining amount classified as a possible loss to the subsidiary.

Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Landline Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP and STFC, ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations – PADO, involving the subsidiaries.

The subsidiaries have exerted best efforts and presented all arguments at all administrative levels to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of PADO, without any sanctions being applied to the company. The provision made by the company reflects this assessment.

Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the company and its subsidiaries involving risk of loss that is classified as possible by the management and the company's legal ad-

(in thousands of Reais)

visors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly information as shown below:

	Consolidated	
	09/2011	12/2010
Civil	404,150	364,550
Labor	318,472	262,330
Tax	4,873,998	2,397,408
Regulatory	112,243	79,803
	5,708,863	3,104,091

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer´s warranty terms; (ii) a lawsuit against TIM Celular State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu and Marabá; (iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire and Lago da Pedra; and (v) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Icó and Icapuí; (vi) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (vii) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste and Vale do Anari; (viii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, like in Manaus, Tabatinga and Humaitá; (ix) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (x) a lawsuit filed against TIM Celular in the State of Pernambuco, specifically in the municipality of Araripina; (xi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; and (xi) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent.

Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. In September 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until ANATEL has completed the calculation of the VU-M reference amounts. In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services). The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM filed an appeal, challenging the decision of the expert investigation, and the court recently ruled that a new expert investigation be carried out. The case records are currently under expert examination phase.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of supersedeas, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution by TIM is currently

(in thousands of Reais)

suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor. In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently under expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A proposed to the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The case is currently under evidence specification phase, and there has been no decision by the lower court.

<u>Labor Claims</u>

Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Pros-

(in thousands of Reais)

ecutors' Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal in March 2010, with the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions has been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company's former employees have questioned this transaction, and in some cases have obtained favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$2,388. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. An administrative defense was presented, with an unfavorable outcome (decision-notification) to the request to undo the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which is awaiting judgment.

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the taxable profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report did indeed lead to transfer of part of the infractions contained in the assessment notice, which discussed the adequacy of the timing of the deductibility of the goodwill in 159 specific federal tax offsetting proceedings amounting to R$85,771, which arose from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part in the administrative sphere totaling R$68,050 and part in the judicial sphere totaling R$9,193.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution tax calculations of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the Sudene. This tax assessment notice was immediately challenged by the subsidiary and a decision in the administrative sphere is now awaited.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the merger of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusions of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses by disregarding the merger of TIM Nordeste Telecomunicações into Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary, which is awaiting a decision in the administrative sphere.

IRRF

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in the administrative sphere in view of the final favorable decision on the writ of mandamus.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026, involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision in the administrative sphere.

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative pro-

(in thousands of Reais)

ceedings the amount that is now being disputed is R$41,006 (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company's own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian States in connection with the payment of ICMS regarding operating aspects of the company's activity of provision of telecommunications services, as well as the sale of goods. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; and (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$14,000, comes to a total of R$295,299.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the "Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and add up to a total sum of R$106,644.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$329,471 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$77,760 drawn up by the tax authorities of the States of Ceará, Pernambuco and Paraná in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card transactions. These assessments are being challenged in the administrative sphere.

In November 2010, TIM Celular received 2 assessment notices drawn up by the tax authorities of the States of São Paulo and Rio Grande do Sul for an amount of R$67,958 involving: and the reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged noncompliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file for 2007 and 2008; (ii) alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary in the administrative sphere.

In July 2011, TIM Celular received a tax assessment notice from the tax authorities of the State of São Paulo in the amount of R$147,913, involving (i) alleged failure to pay ICMS tax from not having included installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on negative tax invoices financial credits granted to customers involving contested services, leading to the reversal of debits without complying with the legislation. The subsidiary is challenging this assessment in the administrative sphere.

ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnec-

(in thousands of Reais)

tion revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$189,718.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$45,645 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$189,718, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$19,474 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies ("RFs"), having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

By means of orders issued in July 2010 ANATEL admitted to the effect of suspension of the 2% charge on interconnection revenue regarding the onus arising from the extensions already granted for the authorizations to use the RFs, on account of the administrative appeals filed by TIM, which understands that the regulatory obligation associated with this payment does not exist.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In February 2011, orders issued by ANATEL determined a charge of 2% of interconnection revenue relating to the renewals of the RFs. These decisions have been challenged by administrative appeals filed by TIM. Since these appeals presented in August 30, 2011 are still pending judgment on merits, the possibility of the debit being enforceable still exists.

By means of Orders from the Presidential Office issued in September 2011, ANATEL overruled the suspensive effect requested by TIM through an appeal. The Company will take the measures required to reinstate the suspension of the enforceability of the debit.

Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of ANATEL's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding this does not appear to be the correct and reasonable interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from ANATEL.

According to the Instruments of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. In the event of failure to perform the obligations as set out under the Instruments of Authorization, or in the call notices for the auction of the 3G

(in thousands of Reais)

frequencies, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Noncompliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance/failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G frequencies; and (iii) noncompliance with obligations contemplated in the relevant regulations of the SMP and STFC.

The subsidiaries submitted to ANATEL administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the alleged non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, which are classified as "more probable" by management.

26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated	
	09/2011 (09 months)	12/2010 (12 months)
Opening balance	255,737	239,635
Additions recorded throughout the period, net of write-offs	(15)	17,159
Monetary adjustment in the period	(951)	(1,057)
Closing balance	254,771	255,737

Provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted at present value so as to reflect the best current estimate.

27 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

	09/2011	12/2010

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Number of common shares	2,217,374,279	843,281,477
Number of preferred shares	-	1,632,453,583
	2,217,374,279	2,475,735,060

As mentioned in note 1, during the third quarter of 2011 the Company became part of the "Novo Mercado" segment of the BM&F/Bovespa. Having migrated to this segment, the Company no longer has preferred shares, the former preferred shares having been converted to common shares at the ratio of 0.8406 common shares for each preferred share.

b. Capital reserves

Special goodwill reserve

This reserve resulted from the corporate restructuring process carried out in 2000 and the outstanding amount as at December 31, 2010 was R$ 15,569. This balance, corresponding to part of the tax benefit obtained from the restructuring, was capitalized in May 2011 for the benefit of the controlling shareholder in accordance with CVM Instruction No. 319/99, by issuing 1,364,837 new preferred shares and 705,038 new common shares.

Merger of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, with no premium being recorded from the difference between market value and the shares negotiated.

When first adopting the IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to the IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$157,556.

Acquisition of the shares of Holdco – purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the merger into TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

(in thousands of Reais)

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill recorded against capital reserves of R$ 223,004.

c. Treasury Shares

On July 26, 2011, the period ended for holders of the Company's preferred stock to manifest their disagreement with the entry into the "Novo Mercado" segment of the BM&F/Bovespa. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$4,1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company's common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

d) Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

According to the Company's bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

(in thousands of Reais)

28 Net operating revenue

	Consolidated	
	09/2011	09/2010
Telecommunications service revenue - Mobile		
Subscription and use	7,451,272	6,433,151
Network use	2,815,143	2,743,700
Long distance	2,339,801	1,748,240
VAS - Additional services	2,208,394	1,599,267
Others	154,657	216,716
	14,969,267	12,741,074
Telecommunications service revenue - Landline	1,127,137	922,976
Telecommunications service revenue – Mobile and Landline	16,096,404	13,664,050
Goods sold	1,876,273	1,089,812
Gross operating revenue	17,972,677	14,753,862
Deductions from gross revenue		
Taxes	(3,977,922)	(3,263,843)
Discounts given	(1,474,616)	(684,307)
Returns and other	(144,730)	(273,911)
	(5,597,268)	(4,222,061)
Total net revenue	12,375,409	10,531,801

29 Cost of services provided and goods sold

	Consolidated	
	09/2011	09/2010
Personnel	(26,318)	(46,613)
Third party services	(258,223)	(256,724)
Interconnection	(2,998,927)	(2,670,950)
Depreciation and amortization	(1,277,034)	(1,539,265)
ANATEL fees	(23,360)	(20,538)
Rentals and insurance	(166,503)	(182,497)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Others	(12,398)	(11,788)
Cost of services provided	(4,762,763)	(4,728,375)
Cost of goods sold	(1,517,879)	(642,106)
	(6,280,642)	(5,370,481)

30 Selling expenses

	Consolidated	
	09/2011	09/2010
Personnel	(331,851)	(282,677)
Third party services	(1,664,225)	(1,537,342)
Advertising and publicity	(396,168)	(410,445)
Loss and allowance for doubtful accounts	(169,078)	(252,482)
ANATEL fees	(734,095)	(570,673)
Depreciation and amortization	(176,188)	(243,209)
Rentals and insurance	(28,434)	(26,833)
Other	(31,132)	(34,684)
	(3,531,171)	(3,358,345)

31 General and administrative expenses

	Parent Company		Consolidated	
	09/2011	09/2010	09/2011	09/2010
Personnel	(731)	(1,206)	(110,007)	(111,228)
Third party services	(5,031)	(2,083)	(306,161)	(306,788)
Depreciation and amortization			(249,209)	(297,299)
Rentals and insurance	(96)	(91)	(41,569)	(36,570)
Other	(302)	(549)	(21,165)	(17,454)
	(6,160)	(3,929)	(728,111)	(769,339)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

32 Other revenues (expenses), net

	Parent Company		Consolidated	
	09/2011	09/2010	09/2011	09/2010
Revenues				
Subvention income, net			1,635	-
Fines on telecommunications services			24,338	20,262
Other operating revenue			7,526	998
			33,499	21,260
Expenses				
FUST/FUNTTEL			(110,468)	(83,593)
Taxes, fees and contributions			364	(7,222)
Provision for contingencies – Reversal settlement	(711)	(21)	(124,527)	(34,903)
Other operating expenses	(319)	(5)	(13,602)	(16,695)
	(1,030)	(26)	(248,233)	(142,413)
Amortization of concessions	-	-	(228,748)	(226,888)
	(1,030)	(26)	(476,981)	(369,301)
Other revenues (expenses), net	(1,030)	(26)	(443,482)	(348,041)

33 Financial revenue

	Parent Company		Consolidated	
	09/2011	09/2010	09/2011	09/2010
Interest on financial investments	1,915	1,336	127,921	99,918
Interest received from clients		-	35,639	31,462
Monetary adjustment	731	470	38,085	28,700
Exchange rate variations	3	3	338,968	412,503
Other revenue		79	1,279	2,119
	2,649	1,888	541,892	574,702

34 Financial expenses

(in thousands of Reais)

	Parent Company		Consolidated	
	09/2011	09/2010	09/2011	09/2010
Interest on loans and financing		-	(187,436)	(231,831)
Interest paid to suppliers		-	(8,233)	(12,954)
Interest on taxes and fees	(21)	-	(21,462)	(1,066)
Monetary adjustment	(159)	(7)	(8,204)	(4,006)
Discounts given		-	(37,647)	(14,689)
Exchange rate variations	(5)	(79)	(395,079)	(479,005)
Other expenses	(44)	(79)	(21,871)	(19,817)
	(229)	(165)	(679,932)	(763,368)

35 Income and social contribution tax expenses

	Consolidated	
	09/2011	09/2010
Current tax		
Income tax for the period	(214,122)	(88,453)
Social contribution tax for the period	(78,471)	(32,633)
Tax incentive - ADENE	53,104	18,492
	(239,489)	(102,594)
Tax from previous periods		
Income tax	(5,800)	-
Social contribution tax	(2,049)	-
Tax incentive- ADENE	41,319	-
	33,470	
Deferred income tax		
Deferred income tax	(140,048)	(49,461)
Deferred social contribution tax	(38,200)	(17,806)
	(178,248)	(67,267)
Provision for income and social contribution tax contingencies	10,373	
	(373,894)	(169,861)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated	
	09/2011	09/2010
Income before income tax and social contribution	1,253,963	496,929
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(426,347)	(168,956)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(1,976)	30,143
Recognized tax losses and temporary differences	-	(67,267)

(in thousands of Reais)

Provision for income and social contribution tax contingencies	10,373	-
Effect of deferred income and social contribution taxes on REFIS	(32,046)	-
Permanent additions	(6,338)	(3,877)
Tax incentive - ADENE	94,423	18,492
Difference in calculation of tax loss from previous years	(14,718)	21,332
Other amounts	2,735	272
	52,453	(905)
Income and social contribution taxes charged to income for the period	(373,894)	(169,861)

36 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of common shares issued during the year.

	09/2011	09/2010
Income attributable to shareholders of the company	879,464	332,719
Weighted average number of common shares issued (thousands)	2,217,374	2,475,735
Basic earnings per share	0.3968	0.1321

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company does not have potential common shares.

37 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	09/2011	12/2010
Telecom Personel Argentina (1)	1,493	1,043
Telecom Italia Sparkle (1)	13,665	12,578
Telecom Italia S.p.A. (2)	7,741	3,251
Others	2,807	1,102
Total	25,706	17,974

	Liabilities

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	09/2011	12/2010
Telecom Italia S.p.A. (2)	23,789	21,643
Telecom Personel Argentina (1)	2,702	1,849
Telecom Italia Sparkle (1)	7,480	4,225
Italtel (3)	18,635	15,361
Others	6,968	1,470
Total	59,574	44,548

	Revenue	
	09/2011	09/2010
Telecom Italia S.p.A. (2)	12,117	12,597
Telecom Personel Argentina (1)	2,963	4,441
Telecom Italia Sparkle (1)	22,703	21,847
Other	1,082	837
Total	38,865	39,722

	Cost/Expense	
	09/2011	09/2010
Telecom Italia S.p.A. (2)	11,572	22,728
Telecom Italia Sparkle (1)	15,415	15,376
Telecom Personel Argentina (1)	5,225	6,725
Lan Group (4)	12,360	-
Others	1,328	6,325
Total	45,900	51,154

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

Transactions with related parties are made under normal market conditions.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

38 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to wholly eliminate the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32/CPC 39.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of September 30, 2011, the subsidiaries' financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries

(in thousands of Reais)

under the swap contracts indexed to floating interest rates (CDI percentage). However, as of September 30, 2011, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As of September 30 2011 and 2010, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of September 30, 2011 and 2010, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of deriviative financial instruments

The consolidated derivative financial instruments are shown as follows:

	09/2011			12/2010		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative transactions	57,606	(116,251)	(58,645)	22,868	(166,553)	(143,685)
Current portion	7,656	(923)	6,733	6,122	(2,071)	4,051
Non-current portion	49,950	(115,328)	(65,378)	16,746	(164,482)	(147,736)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

The consolidated financial derivative instruments with long-term maturities as at September 30, 2011 have the following maturity schedule:

	Assets	Liabilities
2012		
2013	31,399	(1,189)
2014	-	-
2015	-	-
2016 onwards	18,551	(114,139)
	49,950	(115,328)

Consolidated financial assets and liabilities measured at fair value:

September 30, 2011	Level 1	Level 2	Total
Assets			
Financial assets at fair value through income			
Trading securities	2,039,191		2,039,191
Derivatives used for hedging purposes		57,606	57,606
Total assets	**2,039,191**	**57,606**	**2,096,797**
Liabilities			
Derivatives used for hedging purposes		116,251	116,251
Total liabilities		**116,251**	**116,251**

December 31, 2010	Level 1	Level 2	Total
Assets			
Financial assets at fair value through income			
Trading securities	2,304,077		2,304,077
Derivatives used for hedging purposes		22,868	22,868
Total assets	**2,304,077**	**22,868**	**2,326,945**
Liabilities			
Derivatives used for hedging purposes		166,553	166,553
Total liabilities		**166,553**	**166,553**

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency,

and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates classified as trading securities.
The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Capital management

The company's objectives in managing its capital are to safeguard the group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.
In order to maintain or adjust its capital, the company may review its dividend payment policy, return capital to the shareholders or even issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protecting against financial risks - Summary
The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As of September 30, 2011 and December 31, 2010, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of September 30, 2011 and December 31, 2010:

			Reference (National) Amount		Fair Value	
	Object	**Currency**	**09/2011**	**12/2010**	**09/2011**	**12/2010**
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	19,088	34,501		
Active position					37,638	62,700
Passive position					(32,727)	(55,415)
Net balance					4,911	7,285
TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	159,321	230,665		
Active position					161,838	228,578
Passive position					(158,811)	(228,990)
Net balance					3,027	(412)
USD exchange risk vs. CDI	Full protection against exchange variation risk of Res.4131 Lines granted by Banco JPM and BOFA, Bancos BNP Paribas e BEI	USD	1,213,820	840,940		
Active position					1,145,056	673,770
Passive position					(1,211,639)	(824,328)
Net balance					(66,583)	(150,558)
Total			**1,392,229**	**1,106,106**	**(58,645)**	**(143,685)**

Fixed interest swap vs. CDI

The subsidiary TIM Celular has debts contracted at fixed rates with Banco Nordeste do Brasil (BNB). With the purpose of protecting against possible variation in the fair value of the financing in the case of falling interest rates, part of the financing transactions contracted in 2004 and 2005 with the BNB was hedged. Said derivative instruments mature every month through April 2013 and protect approximately 44.31% of all the financing obtained from BNB by TIM Celular.

Based on BNB's current reference rate of 10% p.a., the financing obtained by the subsidiary TIM Celular and the respective derivative instruments contracted as part of these financing transactions average 11.03% p.a. as a receivable item and 72.38% of the CDI as a payable item. These derivative instruments were contracted from Santander and Itaú BBA S.A.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

TJLP Swaps vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to increase in BNDES's reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 91.37% of the CDI. These transactions currently protect 10.10% of the total financing taken from BNDES.

These derivative financial instruments were contracted with Santander and Itaú BBA S.A.

Exchange Swaps vs. CDI

The derivative instruments of this type are intended to protect the subsidiary TIM Celular against exchange risks arising from foreign currency loan agreements with BNP Paribas, guaranteed by the SACE, BEI, JP Morgan and BoFA up to the maturity date of each debt.

The loan from BNP Paribas is protected at an average cost of 95.01% of the CDI and the loan from BEI at an average cost of 95.42% of the CDI; the loan from JP Morgan is protected at a cost of 92.00% of the CDI rate, while the loan from BofA is protected at a cost of 92.50% of the CDI rate. These derivative instruments were contracted with the banks Santander, Citibank, Morgan Stanley, BES. JP Morgan and BoFA Merrill Lynch.

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	09/2011	Probable Scenario	Possible Scenario	Remote Scenario
Fixed-rate debt (partial amount)	37,638	37,638	37,088	36,561
Fair value of swaps receivable	37,638	37,638	37,088	36,561
Fair value of swaps payable	(32,727)	(32,727)	(32,591)	(32,459)
Net swap exposure	**4,911**	**4,911**	**4,497**	**4,102**
TJLP-indexed debt (partial amount)	161,838	161,838	158,514	155,357
Fair value of swaps receivable	161,838	161,838	158,514	155,357
Fair value of swaps payable	(158,811)	(158,811)	(158,710)	(158,618)
Net swap exposure	**3,027**	**3,027**	**(196)**	**(3,261)**

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

USD-indexed debit (BNP Paribas,BEI, JPM and BoFA)	1,145,056	1,145,056	1,445,219	1,750,942
Fair value of swap receivable	1,145,056	1,145,056	1,445,219	1,750,942
Fair value of swap payable	(1,211,639)	(1,211,639)	(1,209,612)	(1,207,939)
Net swap exposure	**(66,583)**	**(66,583)**	**(235,607)**	**543,003**

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of September 30, 2011 basically rely on assumptions relating to variations of the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	11.88%	14.85%	17.82%
TJLP	6.00%	7.50%	9.00%
USD	1.83131	2.2664	2.7197

Gains and losses on derivatives in the period

	09/2011
Fixed interest risk vs. CDI	856
TJLP risk vs. CDI	3,657
USD exchange risk vs. CDI	20,376
Net gains (losses)	24,889

(in thousands of Reais)

39 Pension plans and other post-employment benefits

	Parent company	
	09/2011	**12/2010**
Term of atypical contractual relationship (TRCA)	4,173	4,362
PAMA	894	894
	5,067	5,256

	Consolidated	
	09/2011	**12/2010**
Term of atypical contractual relationship (TRCA)	4,173	4,362
PAMA	4,486	4,486
PAMEC/active participants' policy	318	318
	8,977	9,166

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

Term of atypical contractual relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan. Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of September 30, 2011 and December 31, 2010).

SISTEL and TIMPREV

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

The Company, TIM Nordeste merged into TIM Celular and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor's regular contribution will correspond to 100% of a participant's basic contribution, and TIMPREV's managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

- Normal retirement pension
- Early retirement pension
- Disability pension
- Deferred proportional benefit
- Death benefit

However, as not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

(in thousands of Reais)

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

For the nine-month period ended September 30, 2011, contributions to pension plans and other post-employment benefits amounted to R$229 (R$106 in the same period of 2010).

40 Management's Fees

Short-term salaries and benefits paid to the Company's and its subsidiaries' management in the period ended in September 30, 2011, totaled R$6,141 (R$3,689 in the same period of 2010).

41 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as of September 30, 2011, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$20,863,072
General Third Party Liability - RCG	R$53,000

(in thousands of Reais)

Vehicles (Executive and Operational Fleets)	100% of the Reference Fipe Table. R$1,000 for civil liability (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

42 Commitments

Rentals
The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2012	366,530
2013	384,123
2014	402,177
2015	421,079
2016	440,870
	2,014,779

43 Transactions with Telefônica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at September 30, 2011, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation. As of September 30, 2011, the receivables and payables arising from these agreements amounted to R$134,797 and R$102,057 respectively (R$129,249 and R$92,649 as at December 31, 2010). The amounts charged to income by the Company after approval of the transac-

(in thousands of Reais)

tion represent operating revenue and expenses totaling R$1,011,477 and R$740,395 (R$957,563 and R$646,820 as at September 30, 2010) respectively.

44 Expenses by type

	09/2011	09/2010
Expenses by type		
Cost of services provided and good sold	(6,178,568)	(5,370,481)
Selling expenses	(3,635,788)	(3,358,345)
General and administrative expenses	(725,568)	(769,339)
Other operating revenue /expense	(443,482)	(348,041)
	(10,983,406)	(9,846,206)
Classified as:		
Personnel	(468,176)	(440,518)
Advertising and publicity	(396,168)	(410,445)
Third party services	(2,327,008)	(2,100,854)
Interconnection	(2,894,310)	(2,670,950)
Cost of goods sold	(1,517,879)	(642,106)
Depreciation and amortization	(1,931,179)	(2,306,661)
Allowance for doubtful accounts	(169,078)	(252,482)
Taxes, fees and contributions	(867,559)	(682,026)
Others	(412,049)	(340,164)
	(10,983,406)	(9,846,206)

45 Consolidated statement of comprehensive income

	09/2011	09/2010
Net income for the period*	880,069	327,068
Other components of comprehensive income for the period	-	-
Total comprehensive income for the year*	880,069	327,068
Attributable to:		
- Shareholders of the Company	880,069	327,068

(in thousands of Reais)

46 Supplementary disclosure about consolidated cash flow

	09/2011	09/2010
Interest paid	181,201	201,900
Income and social contribution taxes paid	202,961	69,752

47 Subsequent events

Capital increase

On October 4, 2011, the Company brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$8.60 (eight Reais and sixty cents) per share. As a result, TIM Participações raised R$1,640,853. The funds will be recorded by the Company in October 2011 in the capital stock account.

Furthermore, the Company granted Morgan Stanley S.A. and Morgan Stanley & Co. LLC the option of the public distribution of an overallotment of 9,461,510 common shares. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$ 8.60 (eight Reais and sixty cents) per share, resulting in a new increase in the Company's capital of R$81,369.

The direct costs involved in this funding process, amounting to R$47,177 will be booked to the capital stock reduction account as provided for in pronouncement CPC 08.

The closure of the public offering brought no significant alterations (in excess of 5% of the total capital stock) to the equity interests held by the Group's shareholders.

Capital increase in the subsidiary TIM Celular

In October 2011, the Company injected funds of R$1,608,000 in its wholly-owned subsidiary, TIM Celular. These funds took the form of an increase in the subsidiary's capital.

Acquisition of new subsidiaries

As described in Note 1, on October 31, 2011, the wholly-owned subsidiary TIM Celular, entered into an agreement with Companhia Brasilana de Energia and AES Alpa S.A. with the objective of purchasing their equity holdings in Eletropaulo Telecomunicações Ltda (100%) and AES Communications Rio de Janeiro S.A. (98.3%). The acquisition amounts of these companies were, respectively, R$1,074,179 and R$ 447,471. The Company is awaiting the closing of the books of both companies as of October 31, 2011 before doing the final calculations of the fair value adjustments from the transactions, in addition to allocating these adjustments to the assets acquired and the liabilities assumed of the two new subsidiaries.

Both acquisitions were settled in full using funds from the cash position of TIM Celular.

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Opinions and Statements / Report on Special Review

Report on Review of Quarterly Information

To the Board of Directors and Shareholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30 , 2011, comprising the balance sheet at that date and the statements of income, for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows, for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

Company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Opinions and Statements / Report on Special Review

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the nine-month period ended September 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 31, 2011.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4 "S" RJ

Opinions and Statements / Report of the Fiscal Council or Equivalent Board

Fiscal Council Report
October 28, 2011

Date, Time and Place: October 28, 2011, at 10h00m, City and State of Rio de Janeiro.

The members of the Fiscal Council of TIM Participações S.A., in the exercise of their duties and legal responsibilities, as under Article 163 of the Stock Corporations Act, reviewed and analyzed the quarterly information, together with the limited review report of Independent Auditors PricewaterhouseCoopers, for the period then ended in September 30, 2011 and, considering the information provided by management and the independent auditors, judge as appropriate the information for approval by the Board of Directors of the Company under the Stock Corporations Act.

Rio de Janeiro, October 28, 2011

ALBERTO EMMANUEL WHITAKER
Chairman of Fiscal Council

OSWALDO ORSOLIN
Member of Fiscal Council

CARLOS ALBERTO CASER
Member of Fiscal Council

SAMUEL DE PAULA MATOS
Member of Fiscal Council

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Opinions and Statements / Directors' Statement on the Financial Statements

STATEMENT
FOR PURPOSES OF ARTICLE 25 OF CVM INSTRUCTION Nº 480/09

Claudio Zezza, Italian, married, economist, enrolled with the individual Taxpayers Register of the Ministry of Finance under nº 060.808.147-73, with office at Avenida das Américas, nº 3434, Bloco 1, 7th floor, in the city and state of Rio de Janeiro, as Chief Financial Officer and Investor Relation Officer of TIM Participações S.A., held company, headquartered at Avenida das Américas, nº 3434, Bloco 1, 7th floor – part, city and state of Rio de Janeiro, enrolled in the National Register of Legal Affairs of the Ministry of Finance under nº 02.558.115/0001-21 ("Company"), declares, pursuant to item VI of paragraph 1 of Article 25 of the Securities and Exchange Commission nº 480, of December 7, 2009, as amended, together with the other directors of the Company, has reviewed, discussed and agreed with the Company's financial statement for the period ended September 30, 2011.

Rio de Janeiro, October 31, 2011

Claudio Zezza
Chief Financial Officer

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Opinions and Statements / Directors' Statement on the Auditor's Report on Special Review

STATEMENT
FOR PURPOSES OF ARTICLE 25 OF CVM INSTRUCTION Nº 480/09

Claudio Zezza, Italian, married, economist, enrolled with the individual Taxpayers Register of the Ministry of Finance under nº 060.808.147-73, with office at Avenida das Américas, nº 3434, Bloco 1, 7th floor, in the city and state of Rio de Janeiro, as Chief Financial Officer and Investor Relation Officer of TIM Participações S.A., held company, headquartered at Avenida das Américas, nº 3434, Bloco 1, 7th floor – part, city and state of Rio de Janeiro, enrolled in the National Register of Legal Affairs of the Ministry of Finance under nº 02.558.115/0001-21 ("Company"), declares, pursuant to item V of paragraph 1 of Article 25 of the Securities and Exchange Commission nº 480, of December 7, 2009, as amended, together with the other directors of the Company, has reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended September 30, 2011.

Rio de Janeiro, October 31, 2011

Claudio Zezza
Chief Financial Officer